ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
For the six months ended December 31, 2020 and 2019

		Six Months Ended December 31
		2020	2019
	Note	£’000	£’000
REVENUE	5	200,365	168,252
Cost of sales
Direct cost of sales		(120,479)	(122,592)
Allocated cost of sales		(9,912)	(8,311)
Total cost of sales		(130,391)	(130,903)
GROSS PROFIT		69,974	37,349
Selling, general and administrative expenses		(44,261)	(36,480)
OPERATING PROFIT		25,713	869
Net finance expense		(6,380)	(2,871)
Gain on sale of subsidiary		—	2,215
PROFIT BEFORE TAX		19,333	213
Tax on profit on ordinary activities	7	(4,826)	483
PROFIT FOR THE PERIOD		14,507	696
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(3,491)	(4,385)
TOTAL COMPREHENSIVE (LOSS) / INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		11,016	(3,689)

EARNINGS PER SHARE:	8
Weighted average number of shares outstanding - Basic		54,831,134	52,848,507
Weighted average number of shares outstanding - Diluted		56,850,290	55,663,120
Basic EPS (£)		0.26	0.01
Diluted EPS (£)		0.26	0.01

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2020 and June 30, 2020

	December 31, 2020	June 30, 2020
	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	102,739	56,885
Intangible assets	34,961	38,751
Property, plant and equipment	11,985	12,747
Lease right-of-use assets	46,836	51,134
Financial assets	639	639
Deferred tax assets	13,552	13,340
TOTAL	210,712	173,496
ASSETS - CURRENT
Trade and other receivables	91,527	82,614
Corporation tax receivable	2,611	2,922
Financial assets	577	584
Cash and cash equivalents	84,221	101,327
TOTAL	178,936	187,447
TOTAL ASSETS	389,648	360,943
LIABILITIES - CURRENT
Lease liabilities	12,150	11,132
Trade and other payables	63,121	58,599
Corporation tax payable	1,865	1,449
Contingent consideration	1,091	1,442
Deferred consideration	2,786	3,764
TOTAL	81,013	76,386
LIABILITIES - NON CURRENT
Lease liabilities	39,141	42,233
Deferred tax liabilities	5,497	5,861
Deferred consideration	5,017	—
Other liabilities	138	136
TOTAL	49,793	48,230
EQUITY
Share capital	1,110	1,099
Share premium	230	221
Merger relief reserve	25,527	25,527
Retained earnings	239,469	214,638
Other reserves	(7,308)	(3,817)
Investment in own shares	(186)	(1,341)
TOTAL	258,842	236,327
TOTAL LIABILITIES AND EQUITY	389,648	360,943
The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
For the six months ended December 31, 2020 and 2019

	Share capital	Share premium	Merger relief reserve	Investment in own shares	Retained earnings	Capital redemption reserve	Other reserves	Foreign exchange translation reserve	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at June 30, 2019 as restated	1,089	128	21,573	(1,847)	146,963	161	—	(1,738)	166,329
Equity-settled share-based payment transactions	—	—	—	—	8,058	—	—	—	8,058
Issue of shares related to acquisition	2	—	2,998	—	—	—	847	—	3,847
Sale of shares (EBT)	—	—	—	135	—	—	14,663	—	14,798
Exercise of options	4	9	—	29	(114)	—	—	—	(72)
Hyperinflation adjustment	—	—	—	—	(22)	—	—	—	(22)
Transaction with owners	6	9	2,998	164	7,922	—	15,510	—	26,609
Profit for the period	—	—	—	—	696	—	—	—	696
Other comprehensive income	—	—	—	—	—	—	—	(4,385)	(4,385)
Total comprehensive income for the period	—	—	—	—	696	—	—	(4,385)	(3,689)
Balance at December 31, 2019 as restated	1,095	137	24,571	(1,683)	155,581	161	15,510	(6,123)	189,249

Balance at June 30, 2020 as previously reported	1,099	221	25,527	(1,341)	214,638	161	—	(3,978)	236,327
Equity-settled share-based payment transactions	—	—	—	—	11,470	—	—	—	11,470
Exercise of options	11	9	—	1,155	(1,155)	—	—	—	20
Hyperinflation adjustment	—	—	—	—	9	—	—	—	9
Transaction with owners	11	9	—	1,155	10,324	—	—	—	11,499
Profit for the period	—	—	—	—	14,507	—	—	—	14,507
Other comprehensive income	—	—	—	—	—	—	—	(3,491)	(3,491)
Total comprehensive income for the period	—	—	—	—	14,507	—	—	(3,491)	11,016
Balance at December 31, 2020	1,110	230	25,527	(186)	239,469	161	—	(7,469)	258,842
The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six months ended December 31, 2020 and 2019

		Six Months Ended December 31
		2020	2019
	Note	£’000	£’000
OPERATING ACTIVITIES
Profit for the period		14,507	696
Income tax charge		4,826	(483)
Non-cash adjustments	9	27,486	15,886
Tax paid		(648)	(3,535)
UK research and development credit received		1,311	—
Net changes in working capital		(5,599)	13,936
Net cash from operating activities		41,883	26,500

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)		(2,344)	(5,830)
Proceeds from disposal of non-current assets		108	120
Acquisition of business / subsidiaries	10	(52,132)	(27,061)
Proceeds from sale of subsidiary, net of cash disposed of		—	2,744
Cash and cash equivalents acquired with subsidiaries		1,603	3,289
Interest received		53	353
Net cash used in investing activities		(52,712)	(26,385)

FINANCING ACTIVITIES
Proceeds from sublease		289	302
Repayment of borrowings		—	(9)
Repayment of lease liabilities		(5,746)	(4,569)
Interest paid		(444)	(375)
Grant received		220	661
Proceeds from sale of EBT shares		—	14,797
Issue of shares		9	9
Net cash from financing activities		(5,672)	10,816
Net change in cash and cash equivalents		(16,501)	10,931

Cash and cash equivalents at the beginning of the period		101,327	70,172
Exchange differences on cash and cash equivalents		(605)	(2,128)
Cash and cash equivalents at the end of the period		84,221	78,975

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.General Information
Reporting Entity
Endava plc (“Endava” or the “Company” and, together with its subsidiaries, the “Group” and each a “Group Entity”) is domiciled in London, United Kingdom. The address of the Company’s registered office is 125 Old Broad Street, London, EC2N 1AR. The Group's expertise spans the entire ideation-to-production spectrum, creating value for our clients through creation of Product and Technology Strategies, Intelligent Digital Experiences, and World Class Engineering, delivered through our 24 capabilities, grouped into four key areas: Define, Design, Build and Run & Evolve.
These unaudited condensed consolidated financial statements incorporate the financial statements of the Group and entities controlled by the Group as of and for the six months ended December 31, 2020. These condensed financial statements were authorised for issue by the Company's Board of Directors on March 30, 2021.

2.Application of New and Revised International Financial Reporting Standards (“IFRSs”)
Several other amendments and interpretations apply for the first time in fiscal year 2021, but do not have an impact on these unaudited condensed consolidated financial statements.
The Group does not anticipate that adoption of the following IFRSs will have a significant effect on the Group’s consolidated financial statements and related disclosures.
Effective for annual periods beginning on or after January 1, 2020:
•Amendments to References to the Conceptual Framework in IFRS Standards
•Amendments to IFRS 3: Definition of a Business
•Amendments to IAS 1 and IAS 8: Definition of Material
•Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform
Effective for annual periods beginning on or after June 1, 2020:
•Amendments to IFRS 16: COVID 19-Related Rent Concessions
Effective for annual periods beginning on or after January 1, 2021:
•Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform
•Amendments to IFRS 4: Deferral of IFRS 9
Effective for annual periods beginning on or after January 1, 2022:
•Amendments to IFRS 1, IFRS 9 and IAS 41: Annual Improvements to IFRS Standards 2018-2020
•Amendments to IFRS 3: Reference to the Conceptual Framework
•Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use
•Amendments to IAS 37: Onerous Contracts - Cost of Fulfilling a Contract
Effective for annual periods beginning on or after January 1, 2023:
•IFRS 17 - Insurance Contracts, including amendments to IFRS 17

•Amendments to IAS 1: Classification of Liabilities as Current or Non-Current
•Amendments to IAS 1: Disclosure of accounting policies
•Amendments to IAS 8: Definition of accounting estimates

3.Significant Accounting Policies
a.Statement of compliance
These unaudited condensed consolidated financial statements have been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements and notes thereto for the year ended June 30, 2020 contained in the Group's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on September 15, 2020 (File No. 001-38607).
The principal accounting policies adopted by the Group in the preparation of the condensed consolidated financial statements are set out below.
b.Basis of Preparation
These condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2020. These condensed consolidated financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.
c.Functional and Presentation Currency
The unaudited condensed consolidated financial statements are presented in British Pound Sterling (“Sterling”), which is the Company’s functional currency. All financial information presented in Sterling has been rounded to the nearest thousand, except when otherwise indicated.
d.Use of Estimates and Judgments
The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, income and expenses. Actual result may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
e.Going concern
The COVID-19 pandemic, which began early 2020, which has resulted in the implementation of travel restrictions, quarantines and extended shutdowns of certain businesses globally, has brought about additional uncertainties in the Group’s operating environment. The ongoing COVID-19 pandemic has resulted in many countries around the world imposing lockdowns, shelter-in-place orders, quarantines, restrictions on travel and mass gatherings, including the cancellation of trade shows and other events, and the extended shutdown of non-essential businesses that cannot be conducted remotely.The Group has been closely monitoring the impact of the developments on its businesses, mainly because the continuous worsening of global business and economic conditions may impact the stability of operations and could have an adverse impact on the earnings of the Group. While there have been disruptions to manufacturing and supply chains around the world, the impact on the Group’s operations and liquidity has not been substantial. The Group continues to support its customers in keeping their supply chains running.
In accordance with IAS 1 “Presentation of financial statements”, and revised FRC (“Financial Reporting Council") guidance on “risk management, internal control and related financial and business reporting”, the Directors have considered the funding and liquidity position of the Group and have assessed the Group’s ability to continue as a going concern for the foreseeable future. In doing so, the Directors have reviewed the Group’s budget and forecasts, and have taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of these financial statements.
Having considered the outcome of these assessments, the Directors believe that the Group has adequate resources to continue operations for the foreseeable future, being at least 12 months from the date of approval of these financial statements, and accordingly continue to adopt the going concern basis in preparing the financial statements.
f.Basis of Consolidation
(i)    Business combinations
Business acquisitions are accounted for using the acquisition method. The results of businesses acquired in a business combination are included in the consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.
The Group performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price to the tangible and intangible assets acquired and liabilities assumed based on management’s best estimate of fair value. The Group determines the appropriate useful life of intangible assets with a definite life by performing an analysis of cash flows based on historical experience of the acquired business. Intangible assets are amortized over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortisation.
Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of contingent consideration are recognised in profit and loss.
Transaction costs associated with business combinations are expensed as incurred and are included in selling, general and administrative expenses.
(ii)    Subsidiaries
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
(iii)    Transactions eliminated on consolidation
All transactions and balances between Group Entities are eliminated on consolidation, including unrealized gains and losses on transactions between Group Entities. Where unrealized losses on intra-Group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective.
g.Revenue
The Group generates revenue primarily from the provision of its services and recognise revenue in accordance with IFRS 15 – “Revenue from Contracts with Customers.” Revenue is measured at fair value of the consideration received, excluding discounts, rebates, taxes and duties. The Group’s services are generally performed under time-

and-material based contracts (where materials consist of travel and out-of-pocket expenses), fixed-price contracts and managed service contracts.
With respect to all types of contracts, revenue is only recognised when (i) the amount of revenue can be estimated reliably, (ii) it is probable that there will be a flow of economic benefits and (iii) any costs incurred are expected to be recoverable. Anticipated profit margins on contracts are reviewed monthly and, should it be deemed probable that a contract will be unprofitable, any foreseeable loss would be immediately recognized in full and provision would be made to cover the lower of the cost of fulfilling the contact and the cost of exiting the contract.
4.Operating Segment Analysis
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The CODM is considered to be the Group’s chief executive officer (“CEO”). The CEO reviews financial information presented on a Group level basis for purposes of making operating decisions and assessing financial performance. Therefore, the Group has determined that it operates in a single operating and reportable segment.

5.Revenue
Set out below is the disaggregation of the Group’s revenue from contracts with customers by geographical market, based on where the service is being delivered to:

	Six months Ended 31 December
	2020 £’000	2019 £’000
UK	85,226	76,524
North America	58,391	47,177
Europe	52,197	40,910
Rest of the world	4,551	3,641
Total	200,365	168,252
The Group's revenue by industry sector is as follows:

	Six months Ended 31 December
	2020 £’000	2019 £’000
Payments and Financial Services	99,148	89,070
TMT	56,593	41,720
Other	44,624	37,462
Total	200,365	168,252

6.Particulars of Employees (including Directors)

	Six Months Ended 31 December
	2020	2019
The average number of staff employed by the group during the period (including directors):
Number of operational staff	6,417	5,405
Number of administrative staff	714	571
Number of management staff	8	8
Total	7,139	5,984

7.Tax on Profit on Ordinary Activities

	Six Months Ended 31 December
	2020 £’000	2019 £’000
Current tax	4,826	(483)
Tax for the six months ended 31 December 2020 is charged using the Group’s best estimate of the average annual effective rate expected for the full year applied to the profit before tax of the six month period plus the impact of any one off tax items arising in the period.  The resulting effective rate for the six months ended 31 December 2020 is 25.0% (six months ended 31 December 2019: (226.8)%).
8.Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

	Six Months Ended 31 December
	2020 £’000	2019 £’000
Profit for the period attributable to equity holders of the Company	14,507	696

	Six Months Ended 31 December
	2020	2019
Weighted average number of shares outstanding	54,831,134	52,848,507
Earnings per share - basic (£)	0.26	0.01
Diluted earnings per share
Diluted EPS is calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of shares that would be issued if all dilutive potential ordinary shares were converted into ordinary shares. In accordance with IAS 33 "Earnings Per Share", the dilutive earnings per share are without reference to adjustments in respect of outstanding shares when the impact would be anti-dilutive.

	Six Months Ended 31 December
	2020 £’000	2019 £’000
Profit for the period attributable to equity holders of the Company	14,507	696

	Six Months Ended 31 December
	2020	2019
Weighted average number of shares outstanding	54,831,134	52,848,507
Diluted by: options in issue and contingently issuable shares	2,019,156	2,814,613
Weighted average number of shares outstanding (diluted)	56,850,290	55,663,120
Earnings per share - diluted (£)	0.26	0.01

9.Cash Flow Adjustments and Changes in Working Capital

	Six Months Ended December 31
Non-cash adjustments	2020 £’000	2019 £’000
Depreciation and amortisation	11,431	8,743
Interest income	(53)	(353)
Interest expense	1,034	865
Foreign exchange (gain)/loss	4,877	3,529
Grant income	(509)	(376)
Research and development tax credit	(1,174)	(800)
Share based payment expense	11,896	6,996
Hyperinflation	9	(22)
Gain on sale of subsidiary	—	(2,215)
Gain on sublease recognition	—	(498)
Sublease discount unwind	28	(3)
(Gain)/loss from disposal of non-current assets	(46)	20
Total non-cash adjustments	27,486	15,886

	Six Months Ended 31 December
Net changes in working capital	2020 £’000	2019 £’000
(Increase) / Decrease in trade and other receivables	1,680	(8,948)
Increase / (Decrease) in trade and other payables	(7,279)	22,884
Total changes in working capital	(5,599)	13,936

10. Acquisitions of Subsidiaries

On August 17, 2020, Endava (UK) Limited completed the acquisition of CDS by acquiring the total issued share capital of Comtrade CDS, digitalne storitve, d.o.o., acompany registered in Slovenia, (“CDS Slovenia”) and Comtrade Digital Services d.o.o., a company registered in Serbia, (“CDS Serbia”). CDS Slovenia and CDS Serbia together own and operate (either directly or through subsidiaries) all of the trade and assets that comprise CDS. CDS was formerly a division of Comtrade Group B.V. (“Comtrade”). CDS is headquartered in Dublin, Ireland, has delivery centers across the Adriatic, and provides strategic software engineering services and solutions to clients in Europe and in the United States.
The acquisition was made pursuant to the terms of a share purchase agreement between Endava (UK) Limited, Comtrade Group B.V. and Comtrade Solutions Management Holdinška Družba d.o.o., dated August 17, 2020.
The total consideration was €60 million payable in cash, which amount remains subject to post-closing adjustments based on the cash, debt and working capital of CDS as of the closing date. 10% of the purchase price will be held back for 24 months and be available to satisfy any warranty or indemnity claims.Pursuant to the terms of a transitional services agreement, Comtrade will continue to provide certain services to Endava with respect to CDS for a period of time following completion of the acquisition.

Note 11. Revolving Credit Facility

On October 12, 2019, Endava entered into a new multicurrency revolving credit facility with HSBC Bank plc, as agent, and HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association and Silicon Valley Bank as mandated lead arrangers, bookrunners and original lenders. The Multicurrency Revolving Credit Facility is an unsecured revolving credit facility in the amount of £200 million with an initial term of three years, and it replaced the prior £50 million secured facility with HSBC UK Bank Plc. The Multicurrency Revolving Credit Facility was extended for an additional 12 months in October 2020 under the option, and the new maturity date now falls in October 2023.The Multicurrency Revolving Credit Facility also provides for uncommitted accordion options of up to an aggregate of £75 million in additional borrowing. The Multicurrency Revolving Credit Facility is intended to support Endava's future capital investments and development activities.

12. Share-Based Payment Arrangements
The Group had the following share-based payment arrangements: Company Share Option Plan (“CSOP”) Joint Share Ownership Plan (“JSOP”), Long Term Incentive Plan (“LTIP”), 2018 Equity Incentive plan (“EIP”), 2018 Sharesave Plan (“SAYE”) and Bonus Equity Payments. There were no new plans launched in the reporting period.
The number, weighted-average exercise price and average contractual life of the share options under the above arrangements were as follows:

	CSOP	JSOP	LTIP	EIP	SAYE	Bonus Payments
Options outstanding at July 1, 2020	20,845	167,611	781,022	1,104,267	759,207	117,116
Options granted during the period	—	—	—	506,499	423,272	—
Options exercised during the period	—	133,536	546,486	351,097	444	—
Options forfeited during the period	15,000	—	4,000	9,834	14,704	—
Options outstanding at December 31, 2020	5,845	34,075	230,536	1,249,835	1,167,331	117,116

Weighted average exercise price December 31, 2020 - £	0.90	—	—	—	25.92	—
Weighted average contractual life December 31, 2020 - years	3	16	5	3	2	0
The fair values were determined using the following inputs and models to the Black-Scholes option pricing model:

	2020 SAYE	2019 SAYE
Exercise price	£36.63	£31.79
Risk-free rate	0.19%	2.91%
Expected volatility	35%	36%
Expected dividends	—	—
Fair value of option	£16.38	£16.51
For the six months ended December 31, 2020, the Group recognised £11.9 million of share-based payment charge in respect of all the Group’s share option schemes (December 31, 2019: £7.00 million).
13. Coronavirus pandemic considerations

The ongoing COVID-19 pandemic has resulted in many countries around the world imposing lockdowns, shelter-in-place orders, quarantines, restrictions on travel and mass gatherings, including the cancellation of trade shows and other events, and the extended shutdown of certain non-essential businesses that cannot be conducted remotely.
While the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, it has resulted in significant disruption of global financial markets. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, the Group have taken temporary precautionary measures intended to help minimize the risk of the virus to its employees, its customers, and the communities in which it participates, which could negatively impact its business. As a company with employees,customers, partners and investors across the globe, Endava believes in upholding its company value of being good citizens by doing its part to help slow the spread of the virus. To this end, the Group have enabled all of its employees to work remotely in compliance with relevant government advice, have suspended all non-essential travel worldwide for its employees, and are canceling or postponing company-sponsored events, including employee attendance at industry events and in-person work-related meetings. Up to the date of this report, the COVID-19 pandemic has not had a material impact on the financial results of the Group. The Directors reviewed the financial health and liquidity position of the Group and concluded that even in a scenario with a significant downturn in revenues and no cost controls to offset, the Group has adequate resources to continue operations for the foreseeable future. They also reviewed the potential exposure to impacted industry sectors and concluded that this was limited. The Group does not expect material impairments of any assets as a result of the COVID-19 pandemic. Any potential impact, including market fluctuations caused by a foreign exchange volatility, on the Group’s business from the COVID-19 pandemic is closely monitored. The situation could change at anytime and there can be no assurance that the pandemic will not have a material adverse impact on the future operations and results of the Group.
14. Post balance sheet events

On March 4, 2021, Endava (UK) Limited completed the acquisition of Pet Minuta d.o.o.of Croatia and its U.S. subsidiary, Five Minutes Studio, Inc. (together “FIVE”). FIVE, based in Brooklyn, NY and Croatia, is a digital agency delivering a full spectrum of services, including product strategy, the design, build and delivery of digital experiences, and ongoing growth marketing using agile methodology combined with a scientific/metrics-driven approach to product design.

With this acquisition, Endava increases its capacity in the ideation, design and delivery of intelligent digital experiences and enhances its capabilities in digital product strategy and performance optimization services. FIVE brings to Endava a list of clients primarily based in the United States. This list includes well-known companies such as Rosetta Stone, Bullhorn Inc. and Napster. FIVE partners with clients to create new revenue streams and applies its results-driven focus to help those clients increase revenue, and user engagement, while lowering acquisition costs, all results that are critical to digital product success in the long term.

FIVE has a team of 157 operational employees based in Brooklyn, NY and Croatia. The majority of its people are based in delivery centers in Croatia’s four largest cities.

The total consideration was of $35 million, which amount remains subject to post-closing adjustments based on the cash, debt and working capital of FIVE as of the closing date. The consideration consisted of (1) initial cash consideration of $22.1 million, which amount remains subject to post-closing adjustments based on the cash, debt and working capital of FIVE as of the closing date (2) further cash consideration of $4 million which will be held back for 24 months and will be available to satisfy any warranty or indemnity claims, (3) $2.5 million of cash consideration which is subject to fulfillment of certain earnout conditions and (4) $6.4 million equity consideration.